Exhibit 99.1
MEREO BIOPHARMA GROUP PLC
Condensed Consolidated Statements of Comprehensive Loss
(unaudited)

	Notes	Six months ended June 30, 2023 £’000	Six months ended June 30, 2022 £’000
Revenue	3	7,128	—
Cost of revenue	3	(2,455)	352
Research and development expenses		(7,898)	(13,322)
Administrative expenses		(9,548)	(8,840)
Other operating income	3	2,864	—

Operating loss		(9,909)	(21,810)

Finance income	4	550	173
Finance costs	4	(1,498)	(1,859)
Changes in the fair value of financial instruments	4	365	1,210
Net foreign exchange (loss)/gain		(1,445)	1,582
Other income	5	—	811

Loss before tax		(11,937)	(19,893)

Taxation		907	735

Loss for the period, attributable to equity holders of the parent		(11,030)	(19,158)

Items that may be reclassified subsequently to profit or loss:
Currency translation of foreign operations		1,493	(1,775)

Total comprehensive loss for the period, attributable to equity holders of the parent		(9,537)	(20,933)

Basic loss per share for the period (in £)	6	(0.02)	(0.03)
Diluted loss per share for the period (in £)	6	(0.02)	(0.03)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

MEREO BIOPHARMA GROUP PLC
Condensed Consolidated Balance Sheets
(
unaudited)

	Notes	June 30, 2023 £’000	December 31, 2022 £’000
Assets
Non-current assets
Property, plant and equipment	7	1,565	1,831
Intangible assets	8	24,845	24,116
		26,410	25,947
Current assets
Prepayments		1,376	3,125
R&D tax credits		2,203	1,296
Other taxes receivable		643	614
Trade and other receivables	3	7,893	762
Cash and short-term deposits		42,113	56,334
		54,228	62,131

Total assets		80,638	88,078

Equity and liabilities
Non-current liabilities
Provisions	10	411	—
Convertible loan notes	11	3,665	—
Warrant liability	12	166	129
Lease liability		973	1,222
Other liabilities		220	182

		5,435	1,533

Current liabilities
Trade and other payables		1,911	3,078
Accruals		4,786	4,491
Provisions	10	4,701	4,822
Convertible loan notes	11	4,186	11,085
Warrant liability	12	—	402
Lease liability		488	466
Other liabilities	3	1,386	333

		17,458	24,677

Total liabilities		22,893	26,210

Net assets		57,745	61,868

Equity
Issued capital	9	1,930	1,875
Share premium	9	257,343	254,303
Other capital reserves	9	134,999	132,680
Employee Benefit Trust shares		(1,058)	(1,058)
Other reserves		7,401	7,401
Accumulated losses		(342,194)	(331,164)
Translation reserve		(676)	(2,169)

Total equity		57,745	61,868

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

MEREO BIOPHARMA GROUP PLC
Condensed Consolidated Statements of Cash Flows
(unaudited)

	Notes	Six months ended June 30, 2023 £’000	Six months ended June 30, 2022 £’000
Operating activities
Loss before tax		(11,937)	(19,893)
Adjustments to reconcile (loss)/profit to net cash flows:
Depreciation and impairment of property, plant and equipment	7	266	436
Amortization of intangible assets	8	138	—
Share-based payment expense	9	1,931	2,446
Net foreign exchange loss/(gain)		1,282	(2,100)
Increase in provisions and other liabilities	10,3	1,130	307
Finance income	4	(550)	(173)
Finance costs	4	1,084	1,696
Fair value remeasurement on warrants	4	(365)	(1,210)
Other income and expenses	5	—	(811)
Other non-cash movements	3	155	330
Working capital adjustments
(Increase)/decrease in receivables and prepayments		(5,521)	331
(Decrease)/increase in trade and other payables and accruals		(846)	1,364
Taxation		(29)	(1,529)

Net cash flows used in operating activities		(13,262)	(18,806)

Investing activities
Purchase of property, plant and equipment	7	—	(10)
Proceeds from intangible asset (net of transaction costs)	5	—	1,484
Payments to CVR holders	5	—	(673)
Interest earned	4	468	173
Payments to acquire intangible assets		(337)	—

Net cash flows from investing activities		131	974

Financing activities
Proceeds from issuance of ordinary shares		2	—
Interest paid	4	(771)	—
Payment of lease liabilities		(226)	(445)
Proceeds from TAP agreement		79	153

Net cash flows used in financing activities		(916)	(292)

Net decrease in cash and cash equivalents		(14,047)	(18,124)

Cash and cash equivalents at the beginning of the period		56,334	94,296
Effect of exchange rate changes on cash and cash equivalents		(174)	243

Cash and cash equivalents at the end of the period		42,113	76,415

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

MEREO BIOPHARMA GROUP PLC
Condensed Consolidated Statements of Changes in Equity
(unaudited)

	Notes	Issued capital £’000	Share premium £’000	Other capital reserves £’000	Employee Benefit Trust £’000	Other reserves £’000	Accumulated losses £’000	Translation reserve £’000	Total equity £’000

At December 31, 2021		1,755	247,460	129,835	(1,140)	7,401	(296,968)	(341)	88,002

Loss for the period		—	—	—	—	—	(19,158)	—	(19,158)
Other comprehensive loss		—	—	—	—	—	—	(1,775)	(1,775)
Total comprehensive loss		—	—	—	—	—	(19,158)	(1,775)	(20,933)
Share-based payments	9	—	—	2,446	—	—	—	—	2,446
Exercise of share options		—	—	(82)	82	—	—	—	—
Issuance of warrants		—	—	70	—	—	—	—	70

At June 30, 2022		1,755	247,460	132,269	(1,058)	7,401	(316,126)	(2,116)	69,585

At December 31, 2022		1,875	254,303	132,680	(1,058)	7,401	(331,164)	(2,169)	61,868

Loss for the period		—	—	—	—	—	(11,030)	—	(11,030)
Other comprehensive income		—	—	—	—	—	—	1,493	1,493
Total comprehensive loss		—	—	—	—	—	(11,030)	1,493	(9,537)
Share-based payments	9	—	—	1,931	—	—	—	—	1,931
Exercise of share options		2	—	—	—	—	—	—	2
Issuance of shares	9	53	3,040	347	—	—	—	—	3,440
Issuance of warrants		—	—	41	—	—	—	—	41

At June 30, 2023		1,930	257,343	134,999	(1,058)	7,401	(342,194)	(676)	57,745

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

MEREO BIOPHARMA GROUP PLC
Notes to the Condensed Consolidated Financial Statements
(unaudited)
1. Corporate information
Mereo BioPharma Group plc (the “Company” or “Mereo”) is a clinical-stage, United Kingdom (“UK”) based biopharmaceutical company focused on rare diseases and oncology.
The Company is a public limited company incorporated and domiciled in the UK, and registered in England, with shares publicly traded on the Nasdaq Capital Market via American Depositary Shares (“ADSs”) under the ticker symbol MREO. The Company’s registered office is located at Fourth Floor, 1 Cavendish Place, London, W1G 0QF, United Kingdom.
These financial statements are the unaudited condensed consolidated financial statements of Mereo BioPharma Group plc and its subsidiaries for the six months ended June 30, 2023. The principal activities of the Company are the development and commercialization of innovative therapeutic pharmaceutical products for rare diseases.
2. Significant accounting policies
Basis of preparation
The unaudited condensed consolidated financial statements for the six months ended June 30, 2023 have been prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting. These unaudited condensed consolidated financial statements do not include all information and disclosures required in the annual financial statements in accordance with International Financial Reporting Standards (IFRS) and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2022 filed with the Securities and Exchange Commission (“SEC”) on March 28, 2023.
The financial information is presented in pound sterling (“£”), which is the presentational currency of the Company. The functional currencies of consolidated subsidiaries are pound sterling and US dollars (“$”). All amounts disclosed in the condensed consolidated financial statements and notes have been rounded to the nearest thousand, unless otherwise stated.
The financial information for the year ended December 31, 2022 has been extracted from the Company’s audited financial statements for that year, filed with the SEC on March 28, 2023.
These condensed consolidated financial statements are unaudited and do not constitute statutory accounts of the Company as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for financial year ended December 31, 2022 has been delivered to the Registrar of Companies. The auditors reported on those accounts and their report was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Companies Act 2006.
Segmental information
The Company has one operating segment. The Chief Operating Decision Maker (“CODM”) is the Chief Executive Officer. The Company has a single portfolio of product candidates, with only direct research and development expenses monitored by product candidate. The CODM makes decisions over resource allocation at an overall portfolio level and the Company’s financing is managed and monitored on a consolidated basis.
Going concern
The going concern basis has been applied in these condensed consolidated financial statements as the Company has adequate resources to meet its liabilities as they fall due for the foreseeable future and at least 12 months from the issuance date of these condensed consolidated financial statements.
The Company expects to incur significant operating losses for the foreseeable future as it continues its research and development efforts, seeks to obtain regulatory approval of its product candidates and pursues any future product candidates the Company may develop.
Until such time as the Company can generate significant revenue from product sales, or other commercial revenues, if ever, or through licensing and/or collaboration agreements for its rare disease or oncology product candidates, the Company will seek to finance its operations through a combination of public or private equity or debt financings or other non-dilutive
sources.
Summary of significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2022.
Significant accounting estimates and judgments
The preparation of these condensed consolidated financial statements requires the management of the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Company bases its estimates and judgments on historical experience and on various other assumptions that it considers to be reasonable. Actual results may differ from these estimates under different assumptions or conditions.
The significant accounting estimates and judgments adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2022.

3. Revenue, Cost of revenue and Other operating income
The Company recognized milestone proceeds of $9 million (£
7.1
 million) as revenue under the collaboration and license agreement with Ultragenyx for setrusumab following achievement of a development milestone in the six months ended June 30, 2023. The milestone proceeds w ere
received in July 2023.
The variable consideration relating to future milestones and sales royalties will be recognized in the statement of comprehensive income when the milestones are achieved or the underlying commercial sales are made, in the event regulatory approval is obtained.
As a consequence of the milestone proceeds paid to the Company under the collaboration and license agreement with Ultragenyx and in accordance with the terms of the 2015 asset purchase agreement with Novartis, the Company also accrued for a payment to Novartis of £
1.7
million. The payment included a deduction for costs of £
1.4
million which was deferred to be recognized in the statement of comprehensive loss when the associated costs are incurred.
In the six month period ended June 30, 2023, £
0.6 million (six months ended June 30, 2022: £
0.4

million) of these deductions were recognized in the condensed consolidated statement of comprehensive loss. As of June 30, 2023, the remaining balance to be recognized of £
1.1
million (December 31, 2022: £
0.3
 million) is included within “Other liabilities” in the condensed consolidated balance sheets.

In June 2023, the Company received a payment of £2.9 million from its depositary for reimbursement of certain expenses incurred by the Company in respect of its ADR program in the current and prior years pursuant to the agreement between both parties. The Company recognizes such amounts as “Other operating income” when it becomes entitled to them.
4. Finance income, finance costs and changes in the fair value of financial instruments
Finance income

	Six months ended June 30, 2023 £’000	Six months ended June 30, 2022 £’000

Interest income on short-term deposits	468	173
Modification of convertible loan notes	82	—

Total	550	173

Finance income includes a £0.1 million
(2022:
 £nil) gain recognized on the modification of the Private Placement Loan Notes (see Note 11).
Finance costs

	Six months ended June 30, 2023 £’000	Six months ended June 30, 2022 £’000

Interest on convertible loan notes	(1,004)	(1,567)
Interest on lease liabilities	(79)	(113)
Discounting of provisions for deferred contingent cash consideration	(395)	(163)
Other	(20)	(16)

Total	(1,498)	(1,859)

Interest on convertible loan notes includes £0.7 million of accrued interest paid as part of the amendment of the Novartis convertible loan note (see Note 11).
Changes in the fair value of financial instruments

	Six months ended June 30, 2023 £’000	Six months ended June 30, 2022 £’000

Changes in the fair value of warrants – private placement	402	1,091
Changes in the fair value of warrants – bank loan	(37)	119

Total	365	1,210

See Note 12 for additional information on the warrant liability.

5. Other income and expenses
In February 2022, the Company received a milestone payment of $2.0 million (£1.5 million) under the Navi License Agreement with OncXerna. An associated payment was made to the former shareholders of Mereo BioPharma 5, Inc. under the Contingent Value Rights Agreement (“CVR”) of a total of $0.9 million (£0.7 million), after deductions of costs, charges and expenditures, which resulted in other income, net of £0.8 million.
6. Loss per share
Basic loss per share is calculated by dividing the loss attributable for the period to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share is based on dividing the loss attributable for the period, adjusted for the effect of dilutive ordinary shares, by ordinary share equivalents, which includes the weighted average number of ordinary shares outstanding and the effect of dilutive ordinary share equivalents.

	Six months ended June 30, 2023 £’000	Six months ended June 30, 2022 £’000

Numerator – Basic loss per share (£’000)
Loss attributable to equity holders of the parent	(11,030)	(19,158)
Denominator – Basic loss per share
Weighted average number of ordinary shares	627,087,752	583,892,445
Loss per share – basic (£)	(0.02)	(0.03)
Numerator – Diluted loss per share (£’000):
Loss attributable to equity holders of the parent	(11,030)	(19,158)
Effect of dilutive ordinary shares	—	—
Numerator – Diluted loss per share	(11,030)	(19,158)
Denominator – Diluted loss per share:
Number of ordinary shares used for basic loss per share	627,087,752	583,892,445
Weighted average effect of dilutive ordinary shares	—	—
Weighted average number of diluted ordinary shares outstanding	627,087,752	583,892,445
Loss per share – diluted (£)	(0.02)	(0.03)
For both periods, share options, convertible loan notes and warrants were considered to be anti-dilutive as they would have decreased the loss per share and were therefore excluded from the calculation of diluted loss per share. Therefore, the weighted average shares outstanding used to calculate both the basic and diluted loss per share was the same.
7. Property, plant and equipment

	Right-of-use asset (building) (£’000)	Leasehold improvements (£’000)	Office Equipment (£’000)	IT Equipment (£’000)	Total (£’000)

Cost or valuation at January 1, 2023 and June 30, 2023	2,465	557	164	173	3,359

Depreciation and impairment
At January 1, 2023	(1,088)	(219)	(76)	(145)	(1,528)

Depreciation for the period	(199)	(48)	(11)	(9)	(266)

At June 30, 2023	(1,287)	(267)	(87)	(154)	(1,794)

Net book value
At January 1, 2023	1,377	338	88	28	1,831

At June 30, 2023	1,178	290	77	19	1,565

8. Intangible assets

Acquired development programs
Cost
At January 1, 2023	33,005

Additions	1,166

At June 30, 2023	34,172

Accumulated revision to estimated value
At January 1, 2023	(8,889)
Revision to estimated value	(300)

At June 30, 2023	(9,189)

Accumulated amortization
At January 1, 2023	—
Amortization for the period	(138)

At June 30, 2023	(138)

Net book value
At January 1, 2023	24,116

At June 30, 2023	24,845

On February 3, 2023, the Company’s wholly-owned subsidiary Mereo BioPharma 3 Limited, Ultragenyx, UCB Pharma SA (“UCB”) and Amgen Inc. (“Amgen”) entered into a non-exclusive worldwide, royalty-free license (the “UCB/Amgen License”) to research, develop, and commercialize setrusumab in osteogenesis imperfecta (“OI”) under certain UCB/Amgen-owned patent rights related to anti-sclerostin compounds and their uses. An intangible asset of £
1.2

million was recognized in the period reflecting payments under the agreement that are not contingent. A corresponding liability of £
0.6
million and a provision of

£0.6

million for contingent consideration payable was also recognized (see Note 10). The license is amortized on a straight-line basis over its useful economic life. During the six months ended June 30, 2023, amortization expense of £
0.1 million (
2022:
£nil)
has been recorded within “Administrative expenses” in the condensed consolidated statement of comprehensive (loss)/income.
The present value of the provision for deferred contingent cash consideration relating to the agreement with AstraZeneca was reviewed as of June 30, 2023 (see Note 10). The decrease in the present value due to changes in timelines or probability of contractual milestones being achieved was £0.3 million (2022: £
0.4
 million) and was recognized as a reduction of the intangible asset.
During the period the Company did
not revise the value of any other intangible assets (2022: £nil
). With the exception of the UCB/Amgen License which is amortized, the intangible assets remain under development and no amortization charge has been recognized.
9. Issued capital and reserves

	Number of ordinary shares	Ordinary Share Capital £’000	Share Premium £’000
At January 1, 2022 and June 30, 2022	584,908,239	1,755	247,460
At January 1, 2023	624,928,519	1,875	254,303
Issued during the period	18,276,275	55	3,040

At June 30, 2023	643,204,794	1,930	257,343

During the six months ended June 30, 2023, Private Placement Loan Notes with a carrying value of
 £3.1 million were converted into 17,774,895 ordinary shares at a conversion price of £0.174 per ordinary share (see Note 11) and 501,380 ordinary shares were issued upon the vesting of equity awards.

Other capital reserves

	Share-based payments £’000	Equity component of convertible loan £’000	Other warrants issued £’000	Merger reserve £’000	Other reserve £’000	Total £’000
At January 1, 2022	23,026	32,843	44	40,818	33,104	129,835

Share-based payments expense during the period	2,446	—	—	—	—	2,446
Share option exercise	(82)	—	—	—	—	(82)
Issuance of warrants	—	—	70	—	—	70

At June 30, 2022	25,390	32,843	114	40,818	33,104	132,269

At January 1, 2023	26,806	31,838	114	40,818	33,104	132,680

Share-based payments expense during the period	1,931	—	—	—	—	1,931
Extinguishment and issuance of Novartis Loan Note	—	347	—	—	—	347
Issue of warrants	—	—	41	—	—	41
At June 30, 2023	28,737	32,185	155	40,818	33,104	134,999

Equity component of convertible loan
The amendment of the Novartis Loan Note was treated as the extinguishment of the original instrument and the issuance of a new instrument (see Note 11). Accordingly, £
0.3
million was allocated to the equity components of the new Novartis Loan Note, representing the embedded conversion option and the new warrants.
Other warrants issued
Other warrants issued also relate to funding arrangements with The Alpha-1 Project which are a compound instrument consisting of a liability and an equity component. In 2023, the Company issued
408,730 warrants over ordinary shares and received funding of £0.1 million, of which less than £0.1 million was allocated to the equity component. The total value of the equity component (consideration received for the warrants) as of
 June 30, 2023 is £0.2 million (2022: £ 0.1 million).
Share-based payments
The Company has two principal share-based incentive schemes under which options at market value to subscribe for the Company’s shares, restricted stock units (“RSUs”) and performance share units (“PSUs”) have been granted to certain executives, non-executive
directors (“NEDs”) and employees. The share-based payment reserve is used to recognize the value of equity settled share-based payments provided to employees, including key management personnel, as part of their remuneration.
The total charge for the six months ended June 30, 2023 in respect of all share-based incentive schemes was
£1.9 million (June 30, 2022: £2.4
million).
The following awards were granted during the six months ended June 30, 2023:

	Mereo 2019 Equity Incentive Plan			Mereo 2019 NED Equity Incentive Plan
	Awards (ADS)	Weighted average fair value ($) per share	Weighted average exercise price ($) per share	Awards (ADS)	Weighted average fair value ($) per share	Weighted average exercise price ($) per share
Options	4,617,000	0.91	1.01	440,000	0.84	0.94
RSU’s	617,750	1.01	—	479,813	0.94	—
PSU’s	1,543,150	0.61	—	—	—	—
Mereo 2019 Equity Incentive Plan

•
Options over ADSs granted during the six months ended June 30, 2023, were valued using the Black-Scholes model with the following weighted average inputs: expected volatility of
98.06%; risk free interest rate of 3.43%; expected life of 10 years; and market price per ADS of $1.01.

•
RSUs over ADSs granted during the six months ended June 30, 2023 vest over three years with one third of the awards vesting after twelve months and the remainder vesting equally every six months thereafter. These awards were valued by reference to the value of the shares awarded.

•
PSUs over ADSs
granted during the six months ended June 30, 2023 will only vest upon achievement of specified stretching share price performance targets. These awards were valued using a Monte Carlo model with the following key inputs: expected volatility of 105.6%; expected life of between 0.9 and 1.1 years; risk free interest rate of 4.14% and market price per ADS of $1.01.

Mereo 2019 NED Equity Incentive Plan

•
Options over ADSs granted under the Mereo 2019 NED Equity Incentive Plan to certain non-executive directors during the six months ended June 30, 2023 were valued using the Black-Scholes model with the following inputs: expected volatility of
97.94%; risk free interest rate of 3.36%; expected life of 10 years; and market price per ADS of $0.94.

•
Deferred RSU’s over ADSs were granted during the six months ended June 30, 2023 under the Mereo 2019 NED Equity Incentive Plan to certain non-executive directors who elected to receive restricted stock units in lieu of their cash fees for the year commencing February 1, 2023. These awards were valued by reference to the value of the shares awarded.

10. Provisions

	June 30, 2023 £’000	December 31, 2022 £’000

Social security contribution on vested share options	56	9
Provisions for deferred contingent cash consideration	5,056	4,634
Restructuring	—	179

Total	5,112	4,822

Current	4,701	4,822
Non-Current	411	—
Provisions for deferred contingent cash consideration is the estimate of the quantifiable but not certain future cash payment obligations due to AstraZeneca for the acquisition of certain intangible assets and to UCB/Amgen for the UCB/Amgen License.
The provision for amounts payable to AstraZeneca is calculated as the risk adjusted net present value of future cash payments to be made by the Company. The payments are dependent on reaching certain milestones based on the commencement and outcome of clinical trials. The likelihood of achieving such milestones is reviewed at the balance sheet date and increased or decreased as appropriate (see Note 13).
The provision for deferred contingent cash consideration under the UCB/Amgen License is calculated as the present value of fees expected to be paid under the license which are dependent on the expected expiry date of certain intellectual property owned by UCB/Amgen and the outcome of clinical trials and regulatory consideration.
11. Convertible Notes

	June 30, 2023 £’000	December 31, 2022 £’000
Novartis Loan Note	3,665	4,449
Loan Notes – Private Placement	4,186	6,636

Total	7,851	11,085

Current	4,186	11,085
Non-Current	3,665	—
Novartis Loan Note
The Novartis Loan Note is convertible at a fixed price of £0.265 per ordinary share and originally bore interest at a rate of 6% per annum with a maturity date of February 2023. Effective 10 February 2023, the maturity date of the Novartis Loan Note was extended to February 10, 2025 and the interest rate amended to 9%. Interest accrued to the amendment date of £0.7 million was paid in cash, and
w
arrants to purchase 2,000,000 ordinary shares were issued (see Note 9).
The amendments to the Novartis Loan Note have been treated as the extinguishment of the original instrument and the issuance of a new instrument. Accordingly, on the extinguishment date, the carrying value of £4.5 million was derecognized. At the same time, a new liability of £
3.5
million was recognized which represents the fair value of the liability component of the new Novartis Loan Notes, net of fees. The remaining amount was allocated between the £0.7 million of interest paid in cash (see Note 4) and the residual £
0.3
 million which was recorded in equity to reflect the warrants and the conversion option embedded in the new Novartis Loan Notes. No extinguishment gain or loss was recognized in the condensed consolidated statement of comprehensive loss.
Private Placement Loan Notes
Loan Notes from the June 2020 private placement are convertible at a fixed price of £0.174 per ordinary share and bears interest at a rate of 6% per annum with an original maturity date of June 3, 2023. On May 31, 2023, the maturity date of the Loan Notes was extended to August 3, 2023
,
 with all other terms remaining unchanged. The maturity date extension was treated as a modification with a modification gain of
£
0.1 million recognized within finance income (see Note 4).
During the six months ended June 30, 2023, the Company issued and allotted 17,774,895 ordinary shares (202
2
: nil) at a price of £0.174 per share on conversion of the Loan Notes.

A further conversion and subsequent redemption of the remaining Loan Notes took place in July and August 2023, respectively (see Note 15).

12. Warrant liability

	June 30, 2023 £’000	June 30, 2022 £’000
At January 1	531	8,336
Fair Value changes during the period	(365)	(1,210)

At June 30	166	7,126

	June 30, 2023 £’000	December 31, 2022 £’000
Current	—	402
Non-current	166	129

Total	166	531

The change in fair value of the warrant liability represents an unrealized gain for the six months ended June 30, 2023 and for the six months ended June 30, 2022.
Warrants - private placement
As a part of the private placement transaction
o
n June 3, 2020, the participating investors received conditional warrants entitling them to subscribe for an aggregate of 161,048,366 ordinary shares in the Company. The warrants were conditional on certain resolutions being passed at the Company’s general meeting on June 30, 2020. On the passing of the resolutions, the warrants entitled the investors to subscribe for ordinary shares at an exercise price of £0.348 per warrant and were exercisable until June 2023 when they expired. The warrants were classified as liabilities as the Company did not have an unconditional right to avoid redeeming the instruments for cash. As the warrants
expired during the period, the fair value of the warrant liability was £nil as of June 30, 2023 (£0.4 million as of December 31, 2022). The change in the fair value of £0.4 million was recognized as a gain in the condensed consolidated statement of comprehensive loss. In the six months ended June 30, 2023, no warrants were exercised.
Warrants – bank loan
As of June 30, 2023 and December 31, 2022, the former lenders to the Company have warrants outstanding to purchase a total of 1,243,908 ordinary shares at an exercise price of £2.95 per share exercisable until August 2027 and a total of 1,243,908 ordinary shares at an exercise price of $0.4144 per share exercisable until October 2028.
A
s of
 June 30, 2023, the fair value of these warrants were £0.2
million (December 31, 2022:
£0.1
million. There were
 no warrants exercised during the six months ended June 30, 2023 (
2022:
nil).
Total outstanding warrants
A
s of
 June 30, 2023, a total of 2,487,816
liability-classified warrants are outstanding. The warrants outstanding are equivalent to

0.4
% of the ordinary share capital of the Company.
The following table lists the weighted average inputs to the models used for the fair value of warrants:

	June 30, 2023 £’000	December 31, 2022 £’000
Expected volatility (%)	100	95
Risk-free interest rate (%)	3.45	3.99
Expected life of warrants (years)	4.70	0.5
Market price of ADS($)	1.32	0.75
Model used	Black-Scholes	Black-Scholes
Volatility was estimated by reference to the one-year historical volatility of the share price of the Company.

13. Financial instruments fair value disclosures
The Company held the following financial instruments at fair value as of June 30, 2023. There are no non-recurring
fair value measurements.

	Fair value measured using unadjusted quoted prices (Level 1)	Fair value measured using significant observable inputs (Level 2)	Fair value measured using significant unobservable inputs (Level 3)
Warrant liabilities	—	166	—
Provisions for deferred contingent cash consideration	—	—	5,056

Total	—	166	5,056

There were no transfers between any level during 2023.
The management of the Company assessed that the fair values of cash and short-term deposits, other receivables, trade payables, and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.
The movements for level 3 instruments during the period are detailed in the table below:

	Provisions for deferred contingent cash consideration £’000	Warrant liability £’000

At January 1, 2023	4,634	402

Additions during the period	561	—
Revisions to estimate	(300)	—
Movement during the period	161	(402)

At June 30, 2023	5,056	—

The warrant liability is estimated using a Black Scholes model, taking into account appropriate amendments to inputs in respect of volatility, remaining expected life of the warrants and rates of interest at each reporting date.
The fair value of the provision for the AstraZeneca deferred contingent cash consideration is estimated by discounting future cash flows using rates currently available for debt on similar terms and credit risk. In addition to being sensitive to a reasonably possible change in the forecast cash flows or the discount rate, the fair value of the deferred contingent cash consideration is also sensitive to a reasonably possible change in the probability of reaching certain milestones. The valuation requires management to use unobservable inputs in the model, of which the significant unobservable inputs are disclosed in the tables below. Management regularly assesses a range of reasonably possible alternatives for those significant unobservable inputs and determines their impact on the total fair value.
The fair value of the provision for the deferred contingent cash consideration under the UCB/Amgen License is estimated by discounting future cash flows using the Company’s Weighted Average Cost of Capital (“WACC”). In addition to being dependent on the discount rate, the fair value of the deferred contingent cash consideration is also sensitive to a reasonably possible change in the expectation of the timing of the outcome of clinical trials and regulatory approvals. A 10% change in either of these assumptions would not result in a material change in the provision amount.

	Valuation technique	Significant unobservable inputs	Input range	Sensitivity of the input to fair value
Provision for AstraZeneca deferred contingent cash consideration	Discounted cash flow	WACC	2023: 15%	1% increase/decrease would result in a decrease/increase in fair value by £ 21,000 .

		WACC	2022: 15%	1% increase/decrease would result in a decrease/increase in fair value by £31,000.

		Probability of success	2023: 40.6% - 81.2%	10% increase/decrease would result in an increase/decrease in fair value by £0.5 million.

		Probability of success	2022: 40.6% - 81.2%	10% increase/decrease would result in an increase/decrease in fair value by £0.5 million.

14. Related party disclosures
Transactions between the parent and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.
Employee benefit trust
In 2016 the Company set up an Employee Benefit Trust (“EBT”). The EBT holds ADS’s to satisfy the exercise of options by employees under the Company’s share-based incentive schemes.
No funding was loaned to the EBT by the Company during the
six months ended
June 30, 2023 (June 30, 2022: nil).
The EBT did not purchase any ordinary shares during the
six months ended
June 30, 2023 (2022: nil).
No
 ordinary shares owned by the EBT were used to satisfy exercise of options by employees under the Company’s share-based incentive schemes during the six months ended
June 30, 2023 (June 30, 2022: 78,225). As of June 30, 2023
,
a cash balance of £17,241 was held by the EBT. As of December 31, 2022
,
a cash balance of £17,741 was held by the EBT.
15. Events after reporting period
Issuance of ordinary shares
In July 2023, the Company issued and allotted 9,645,200 ordinary shares of £0.003 in nominal value in the capital of the Company, equivalent to 1,929,040 ADSs, at an exercise price of £0.174 per ordinary share on conversion of convertible loan notes with a principal amount of £1,025,641 issued as part of the June 2020 private placement transaction.
In July 2023, 9,673,419
ADSs representing
48,367,095 ordinary shares were issued for aggregate gross proceeds of $12.0 million (£9.3 million) through an “at-the-market” offering pursuant to an Open Market Sale Agreement with Jefferies LLC.
Settlement of convertible loan notes
On the maturity date in August 2023, the Company paid £2.6 million to settle the outstanding principal and accrued interest balance on convertible loan notes issued as part of the June 2020 private placement transaction.